Mail Stop 3561

September 19, 2008

<u>By U.S. Mail</u>

Ms. Kathy Sheehan
Chief Financial Officer
Art Design, Inc.
3636 S. Jason
Englewood, Colorado 80113

      Re: Art Design, Inc.
              Form 10-KSB for the Year Ended December 31, 2007
              File No. 0-52690

Dear Ms. Sheehan:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              William Thompson
              Accounting Branch Chief